UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13D
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
(Amendment No. 1)*
National CineMedia, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
635309107

(CUSIP Number)
Michael D. Cavalier
Senior Vice President, General Counsel and Secretary
Cinemark Holdings, Inc.
3900 Dallas Parkway, Suite 500
Plano, Texas 75093
(972) 665-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
March 17, 2009

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	635309107

1	NAMES OF REPORTING PERSONS Cinemark Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		15,188,955 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		15,188,955 shares

WITH	10	SHARED DISPOSITIVE POWER

-0- shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,188,955 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW

26.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC

EXPLANATORY NOTE
     This Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 27, 2009 (the “Schedule 13D”) with respect to the common stock of National CineMedia, Inc. (“Common Stock”), is being filed to report additional information under Item 5(c). Capitalized terms used but not otherwise defined herein shall have meanings ascribed to them in the Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     Item 5 is hereby amended to replace Item 5(c) in the Schedule 13D with the following:
     (c) Except as described in this Schedule 13D, Cinemark nor any of its subsidiaries has entered into any transaction involving the securities subject of this Schedule 13D within the past sixty days.
          None of the executive officers or directors of Cinemark or its wholly-owned subsidiaries has effected during the past sixty days any transaction in the Common Stock, except as described below:
(i)	Robert Carmony, Senior Vice-President, New Technology and Training, sold 1,000 shares of Common Stock on March 11, 2009 through a personal online trading account at a price of $13.65 per share. Mr. Carmony had purchased the shares for investment purposes with his own funds.

Mr. Carmony sold 450 shares of Common Stock on February 6, 2009 through a personal online trading account at a price of $12.23 per share. Mr. Carmony had purchased the shares for investment purposes with his own funds.

(ii)	Walter Hebert, III, Senior Vice-President, Purchasing, sold 6,000 shares of Common Stock on February 2, 2009 through a personal brokerage account at a price of $10.50 per share. Mr. Hebert had purchased the shares for investment purposes with his own funds.

Mr. Hebert, jointly with his wife, sold 1,500 shares of Common Stock on February 5, 2009 through a personal brokerage account at an average price of $10.59 per share. Mr. and Mrs. Hebert had purchased the shares for investment purposes with their own funds.

(iii)	Carlos M. Sepulveda, a director and Chairman of the Audit Committee, sold 1,000 shares of Common Stock on January 30, 2009 through a personal brokerage account at an average price of $10.25 per share. Mr. Sepulveda had purchased the shares for investment purposes with his own funds.
     Cinemark and each of its wholly-owned subsidiaries expressly disclaims any beneficial ownership or receipt of proceeds from the sale of Common Stock as reported in this Item 5(c).

Schedule A
Directors and Executive Officers
     The name, principal occupation and business address of each director and executive officer of Cinemark as reported in Item 5(c) of this Amendment No. 1 are set forth below. Except for Mr. Valmir Fernandes, all the persons listed below are citizens of the United States of America.

Position and Present Principal
Name	Business Address	Occupation
Lee Roy Mitchell	3900 Dallas Parkway, Suite 500, Plano, TX 75093	Chairman of the Board

Benjamin D. Chereskin	Three First National Plaza, Suite 4600 Chicago, IL 60602	Director

Vahe A. Dombalagian	Three First National Plaza, Suite 4600 Chicago, IL 60602	Director

Carlos M. Sepulveda	12770 Merit Dr, Suite 400, Dallas, TX 75251	Director

Peter R. Ezersky	375 Park Avenue, New York, NY 10152	Director

Raymond W. Syufy	150 Pelican Way, San Rafael, CA 94901	Director

Donald G. Soderquist	201 S. 19th Street, Suite P, Rogers, AR 72758	Director

Roger T. Staubach	15601 Dallas Parkway, Suite 400 Addison, TX 75001	Director

Steven P. Rosenberg	1480 Justin Road, Rockwall, TX 75087	Director

Enrique F. Senior	711 Fifth Avenue New York, NY 10022	Director

Alan W. Stock	3900 Dallas Parkway, Suite 500, Plano, TX 75093	Chief Executive Officer

Timothy Warner	3900 Dallas Parkway, Suite 500, Plano, TX 75093	President, Chief Operating Officer

Robert D. Coppell	3900 Dallas Parkway, Suite 500, Plano, TX 75093	Executive Vice President; Treasurer, Chief Financial Officer; Assistant Secretary

Michael D. Cavalier	3900 Dallas Parkway, Suite 500, Plano, TX 75093	Senior Vice-President — General Counsel, Secretary

Robert Carmony	3900 Dallas Parkway, Suite 500, Plano, TX 75093	Senior Vice-President — New Technology and Training

Walter Hebert, III	3900 Dallas Parkway, Suite 500, Plano, TX 75093	Senior Vice-President — Purchasing

Tom Owens	3900 Dallas Parkway, Suite 500, Plano, TX 75093	Senior Vice-President — Real Estate

John Lundin	3900 Dallas Parkway, Suite 500, Plano, TX 75093	Vice-President — Film Licensing

Don Harton	3900 Dallas Parkway, Suite 500, Plano, TX 75093	Vice-President — Construction

James Meredith	3900 Dallas Parkway, Suite 500, Plano, TX 75093	Vice-President — Marketing and Communications

Steve Zuehlke	3900 Dallas Parkway, Suite 500, Plano, TX 75093	Vice-President — Director of Theatre Operations

Valmir Fernandes	3900 Dallas Parkway, Suite 500, Plano, TX 75093	President — Cinemark International, L.L.C.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 7, 2009	CINEMARK HOLDINGS, INC

	By:	/s/ Michael D. Cavalier
	Name:	Michael D. Cavalier
	Title:	Senior Vice President — General Counsel and Secretary